Exhibit 99.1

FitLife Brands, Inc. and iSatori, Inc. Announce Exchange Ratio for Merger

Omaha, NE and Golden, CO—(September 25, 2015)—FitLife Brands, Inc. (OTCBB: FTLF) (“FitLife”) and iSatori, Inc. (QTCQB: IFIT) (“iSatori”)  announced today the exchange ratio calculated pursuant to the agreement and plan of merger dated May 18, 2015 (the “Merger Agreement”), by and among FitLife, iSatori, and ISFL Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of FitLife (“Merger Sub”), pursuant to which iSatori will merge with and into Merger Sub, with iSatori surviving as a wholly-owned subsidiary of FitLife (the “Merger”).

If the Merger is completed pursuant to the Merger Agreement, each share of common stock of iSatori outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive 0.1732 common share of FitLife common stock, excluding any iSatori common stock for which holders have perfected appraisal rights. The value of any fractional interests of FitLife common stock to which a iSatori shareholder would otherwise be entitled will be paid in cash.

“This merger represents a major milestone for FitLife Brands,” said John S. Wilson, CEO of FitLife Brands.  “The addition of iSatori is a great strategic fit and will create a leading combined company that will benefit greatly from increased economies of scale and scope along with increased distribution and the addition of a well-established product line with significant brand equity.  We believe that this merger further illustrates our commitment to the strategy of building a portfolio of authentic and best-in-class nutritional supplement brands that have a strong value proposition for consumers as well as our distribution partners.”

Pursuant to the Merger Agreement, the exchange ratio is subject to adjustment for iSatori’s net debt and non-cash working capital. The exchange ratio was reduced, as a consequence of a decline in iSatori’s working capital and an increase in iSatori’s net debt, from the initial exchange ratio of 0.3000 share of FitLife common stock for each share of iSatori common stock to 0.1732 share of FitLife common stock for each share of iSatori common stock.

Each share of iSatori preferred stock will be converted into the right to receive the number of shares of FitLife common stock for each share of iSatori common stock into which such share of preferred stock is convertible based on the exchange ratio. Subject to certain terms and conditions as set forth in the Merger Agreement, each outstanding iSatori stock option, warrant, restricted stock unit and restricted stock award, whether vested or unvested, will be assumed by FitLife and converted automatically into an option, warrant, restricted stock unit or restricted stock award, as the case may be, denominated in shares of FitLife common stock based on the exchange ratio.

A special meeting of shareholders of iSatori will be held at iSatori’s offices at 15000 West 6th Avenue, Suite 202, Golden, Colorado 80401, Denver, Colorado on September 29, 2015 at 10:00 a.m. Mountain Daylight at which the shareholders will be asked to adopt the Merger Agreement.

The Merger currently is expected to close on or about September 30, 2015, if the approval of iSatori shareholders is obtained and other customary closing conditions are satisfied.

About FitLife Brands

FitLife Brands formulates innovative and proprietary nutritional supplements for health conscious consumers. FitLife currently markets over 60 different dietary supplements to promote sports nutrition, improved performance, weight loss and general health primarily through domestic and international GNC® franchise locations. FitLife is headquartered in Omaha, Nebraska and its common stock trades on the OTCBB under the symbol “FTLF”.   For more information please visit FitLife’s website at: www.fitlifebrands.com.

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. iSatori is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, FitLife has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of iSatori that also constitutes a prospectus of FitLife, which proxy statement and prospectus has been mailed to iSatori shareholders. FitLife and iSatori have filed and also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ISATORI, FITLIFE, THE MERGER, AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by iSatori and FitLife through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by iSatori with the SEC by contacting the Corporate Secretary at 15000 W. 6th Avenue, Golden, CO 80401 or by calling 303.215.9174, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed by FitLife by contacting FitLife’s Chief Financial Officer at 4509 143rd Street, Suite 1, Omaha, NE 68137 or by calling 402.333.5260.

Participants in the Solicitation

iSatori and FitLife and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of iSatori in respect of the transaction described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of iSatori in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding iSatori’s directors and executive officers is contained in iSatori’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC. Information regarding FitLife’s directors and executive officers is contained in FitLife’s Annual Report on Form 10-K for the year ended December 31, 2014 and its proxy statement on Schedule 14A, dated May 4, 2015, which are filed with the SEC.

No Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed Merger of iSatori with and into FitLife Brands, including any statements regarding the expected timetable for completing the transaction, and any other statements regarding FitLife Brands' and iSatori's future expectations, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "aim(s)," "can," "would," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "approximately," "potential," "goal," "pro forma," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management's current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the Merger and the transactions contemplated thereby; (ii) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement described therein; (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the approval of the Merger by iSatori's shareholders, (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational, and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against iSatori, FitLife, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) FitLife’s ability to promptly, efficiently, and effectively integrate iSatori's operations into those of the combined company; (ix) the lack of a public market for shares of FitLife’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company's ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that iSatori or FitLife may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in iSatori's filings with the SEC, including iSatori's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 filed by FitLife in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. FitLife and iSatori are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.